

February 23, 2012

Via E-mail
Terrance K. Wallberg
Chief Financial Officer
ULURU Inc.
4452 Beltway Drive
Addison, Texas 75001

> **Re:** **ULURU Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-179517**

Dear Mr. Wallberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As a smaller reporting company, you are required to include audited financial statements for your most recently completed fiscal year in any registration statement that goes effective more than forty-five (45) days after the completion of that fiscal year. Accordingly, you should amend your registration statement to include these statements or, alternatively, you should incorporate by reference your annual report on Form 10-K for the year ended December 31, 2011 once it has been filed.

Incorporation of Certain Information by Reference, page 66

2. We note that you are attempting to incorporate by reference any filings you will make pursuant to Sections 13(a), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of your proposed offering. Please note that such forward incorporation of

documents not yet filed is not permitted under Instruction VII.B of Form S-1. Please amend your registration statement to remove this disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: John J. Concannon, Esq.
        Bingham McCutchen LLP
        One Federal Street
        Boston, MA 02110